Exhibit 99.1

Target Logistics, Inc. Announces 2007 Second Quarter Results

Company Reaffirms Guidance for 2007 Fiscal Year

Contact:

Paul G. Henning
Cameron Associates
212 554 5462
paul@cameronassoc.com

Baltimore, Maryland- February 1, 2007 - Target Logistics, Inc. (Amex: TLG), a domestic and international freight forwarder and logistics provider, today announced net income for the second quarter of FY 2007, ended December 31, 2006 of $589,504 or $.03 per diluted and basic share, compared to $976,314 or $.05 per diluted and basic share reported in the second quarter ended December 31, 2005. Second quarter revenue was $47.6 million, compared to the $46.7 million reported in the comparable 2006 fiscal period.

Operating income for the FY 2007 second quarter was $1,115,275 compared to the $1,767,117 reported in the comparable FY 2006 second quarter.

For the six month period ended December 31, 2006, net income was $866,456 or, $0.04 per basic and diluted share compared to $1.453 million, or $.07 per diluted share ($0.08 per basic share) for the six month period ended December 31, 2005. Six month revenue increased 10% to $91.0 million from the $82.8 million reported in the comparable FY 2006 period.

Operating income for the six month period of FY 2007 was $1,685,227compared to the $2,647,636 reported in the FY2006 comparable six month period.

“Although we had indicated that the first half of FY 2007 would be challenging, it was more so, given the absence of the normal peak season in the second quarter, which occurred throughout our industry, “said Stuart Hettleman, President and CEO. “Coupled with a difficult comparison with Q2 FY2006 -a very strong period for Target-- revenue for the quarter rose only 2%.

“Despite our disappointing first six months, management views the second half of FY ’07 as a much stronger period for Target. This outlook is based on a number of factors: We have gained a number of new accounts, have a number of important new accounts pending and are expecting an increase in freight volume from existing clients. In addition, the acquisition we made in July of 2006 in our New York City station—whose performance had negatively impacted gross margins and net income and whose improvement I had indicated was an important priority-- turned profitable in December. The performance of this important Target station should progress further for the remainder of the year. Finally, Target’s October 2006 acquisition in Albany, New York has been fully integrated and was accretive to earnings during its first quarter of operations.

“Accordingly, we are reaffirming our guidance for FY 2007,” concluded Mr. Hettleman. “We expect revenue to grow 15-22% for the year, and fully diluted earnings per share of $0.12 to $0.15.”

Philip Dubato, Chief Financial Officer of Target Logistics said, “As of December 31, 2006 we had over $16.9 million in cash and available credit to support our plans for growth.  Our credit facility comes up for renewal this March and due to our 17 consecutive profitable quarters and the continual improvement to our balance sheet over the past 3 years, we are confident that we will be able to obtain more favorable terms and provide greater flexibility to our credit facility which will further support our strategies for internal growth and ability to make additional strategic acquisitions.”

Target Logistics will hold a conference call at 4:00 PM. ET on Thursday, February 1, 2007. Interested parties are invited to listen to the call live, over the Internet at www.targetlogistics.com. The live call may also be accessed at http://phx.corporate-ir.net/playerlink.zhtml?c=62341&s=wm&e=1465749.  The call will also be available by dialing (800) 561-2718, or for international callers, (617) 614-3525 and by using the confirmation code 59842221.  A replay of the teleconference will be available until February 14, 2007 at www.targetlogistics.com. A replay will also be available by dialing (888) 286-8010 (domestic) or (617) 801-6888 (international) and by using confirmation code 18159204.

Target Logistics, Inc. provides domestic and international time definite freight forwarding and logistics services through its wholly owned subsidiary, Target Logistic Services, Inc. Target has a network of offices in 35 cities throughout the United States and a worldwide agent network with coverage in over 70 countries. Its freight forwarding services include arranging for the total transport of customers' freight, including providing door to door service, distributions and reverse logistics.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Although Target Logistics believes that the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projections.

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--Financial tables to follow--

Target Logistics, Inc. and Subsidiaries
Consolidated Statements of Operations
(unaudited)

	Three months ended December 31,		Six months ended December 31,
	2006	2005	2006	2005

Operating revenues	$47,550,567	$46,704,140	$90,998,629	$82,849,925
Cost of transportation	33,644,422	32,497,640	64,213,040	56,802,839
Gross profit	13,906,145	14,206,500	26,785,589	26,047,086

Selling, general and administrative expenses ("SG&A"):
Target subsidiary (exclusive forwarder commissions)	4,241,084	4,887,904	8,481,904	8,785,827
SG&A - Target subsidiary	8,027,904	7,016,417	15,644,476	13,668,280
SG&A - Corporate	297,190	376,348	572,907	664,507
Depreciation and amortization	224,692	158,714	401,075	280,836
Selling, general and administrative expenses	12,790,870	12,439,383	25,100,362	23,399,450

Operating income	1,115,275	1,767,117	1,685,227	2,647,636

Other income (expense):
Interest (expense)	(50,865)	(43,825)	(84,114)	(77,908)

Income before taxes	1,064,410	1,723,292	1,601,113	2,569,728
Provision for income taxes	474,906	746,978	734,657	1,116,336
Net income	$589,504	$976,314	$866,456	$1,453,392

Preferred stock dividends	62,145	103,902	62,145	231,079
Net income applicable to common shareholders	$527,359	$872,412	$804,311	$1,222,313

Net Income per share attributable to common shareholders:
Basic	$0.03	$0.05	$0.04	$0.08
Diluted	$0.03	$0.05	$0.04	$0.07

Weighted average shares outstanding:
Basic	18,076,735	16,070,811	18,027,007	15,964,619
Diluted	21,480,385	21,490,385	21,480,385	21,490,343

Target Logistics, Inc. and Subsidiaries
Selected Balance Sheet Data

	December 31, 2006	June 30, 2006
	(unaudited)	(audited)

Cash and Cash Equivalents	$8,164,724	$7,015,018

Total Current Assets	$37,287,565	$29,797,740

Total Assets	$53,414,232	$45,250,881

Current Liabilities	$30,467,054	$23,014,672

Long Term Liabilities	$344,607	$555,199

Working Capital	$6,820,511	$6,783,068

Shareholders' Equity	$22,602,571	$21,681,010

Credit Line Availability	$8,778,871	$11,274,357